LCNB CORP.

2 North Broadway

Lebanon, Ohio 45036

July 19, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, D.C.  20549

ATTN: Mr. Mark Webb

Re:

LCNB Corp.

Form 10-K

Filed February 23, 2010

File No. 000-26121

Dear Mr. Webb:

This letter is in response to your letter dated June 30, 2010 in which the Securities and Exchange Commission provided comments to LCNB Corp.’s Annual Report on Form 10-K filed with the Commission on February 23, 2010.  To facilitate your review, we have included the Commission’s comments below with our responses to those comments in bold.

Additionally, we have not included sample disclosures for the requested revisions as you indicated in your telephone conversation on July 8, 2010 with myself and our counsel, Brian C. Griffith, that such sample disclosures are unnecessary.

Response To Comments Regarding LCNB Corp.’s Annual Report on Form 10-K for Fiscal Year Ended December 31, 2009

Item 1. Business, page 4

1.

In future filings, include a discussion of your market area that includes material demographic information such as population trends regarding growth, age and per capita income and name the major employers and the primary types of employment in your market area.

The requested revision will be included in future filings.

2.

In future filings, disclose here or in your MD&A:

•

the risks inherent in your various loan types, noting which are higher risk,

•

the underwriting policies for the loan types,

•

the interest rate terms, fixed or variable, of your loans, and

Mr. Mark Webb

July 19, 2010

____________________________

•

what percentage of total loans each loan type represents in your portfolio for the past 3 years, noting any material changes or trends.

See Item 101 of Regulation S-K and Guide 3.

The requested revision will be included in future filings.

Item 10. Directors, Executive Officers & Corporate Governance

Board Leadership Structure and Risk Management, page 14

1.

In future filings, provide the disclosure required by Item 407(h) of Regulation S-K. Specifically, disclose whether LCNB has a lead independent director and what specific role the lead independent director plays in the leadership of the board. Also indicate why LCNB has determined that its leadership structure is appropriate given the specific characteristics or circumstances of the registrant.

The requested revision will be included in future filings.

Item 13. Certain Relationships and Related Transactions, page 14

2.

In future filings, revise the disclosure on page 18 of the proxy statement, to state, if true, that loans were made, in the ordinary course of business and on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. For the updated disclosure requirements, refer to Instruction 4(c) to item 404(a) of Regulation S-K.

The requested revision will be included in future filings.  Additionally, although its Annual Report on Form 10-K for Fiscal Year Ended December 31, 2009 filed with the Commission on February 23, 2010 did not fully indicate such compliance, LCNB Corp. was in compliance with the revised disclosure regarding all loans during the reporting period covered by the Annual Report.

In connection with the response to the Commission’s comments, LCNB Corp. hereby acknowledges the following:

•

LCNB Corp. is responsible for the adequacy and accuracy of the disclosure in the filing;

•

The Commission’s staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

LCNB Corp. may not assert the Commission’s staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Mark Webb

July 19, 2010

____________________________

If the Commission has any additional comments or questions regarding any matters discussed in this response letter, please do not hesitate to contact the undersigned at (513) 932-1414 or Brian C. Griffith, Dinsmore & Shohl LLP, at (513) 977-8321.

Sincerely,

/s/Robert C. Haines, II

Robert C. Haines, II

Executive Vice President and

Chief Financial Officer

LCNB Corp.